Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(expressed in thousands of Canadian dollars) - Unaudited

NexGen Energy Ltd. Condensed Interim Consolidated Statements of Financial Position (expressed in thousands of Canadian Dollars) - Unaudited

	Note	June 30, 2026	December 31, 2025
Assets
Current assets
Cash		$756,173	$802,578
Short-term investments		214,080	321,084
Amounts receivable		3,102	2,232
Prepaid expenses and other assets		13,886	21,732
Derivative asset	13	75	-
		987,316	1,147,626
Non-current assets
Exploration and evaluation assets	5	148,784	812,270
Mineral property, plant and equipment	6	848,614	7,565
Investment in associate	7	180,707	153,845
Strategic inventory	8	341,150	341,150
Long-term derivate asset	13	144	-
Other non-current assets		21,611	10,477
Total assets		$2,528,326	$2,472,933

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$59,699	$40,347
Interest payable		2,682	2,594
Lease liabilities		697	697
Derivative liability	13	-	524
Convertible debentures	9	612,371	586,214
		675,449	630,376
Non-current liabilities
Long-term derivative liability	13	-	1,609
Other non-current liabilities		8,590	8,840
Total liabilities		$684,039	$640,825

Equity
Share capital	10	$2,479,708	$2,377,951
Reserves	10	161,833	172,754
Accumulated other comprehensive deficit		(24,529)	(27,358)
Accumulated deficit		(772,725)	(691,239)
Total equity		1,844,287	1,832,108
Total liabilities and equity		$2,528,326	$2,472,933

Nature of operations (Note 2)

Commitments (Note 13)

Subsequent events (Note 15)

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

NexGen Energy Ltd.
Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in thousands of Canadian Dollars, except per share and share information) - Unaudited

	Note	Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025

Expenses
Salaries, benefits and directors' fees		$6,890	$2,484	$13,223	$5,695
Office, administrative, and travel		7,107	4,967	14,174	11,031
Professional fees and insurance		4,542	3,152	7,201	5,921
Depreciation	6	417	530	845	1,079
Share-based payments	10(b)	8,323	3,815	16,388	7,479
		(27,279)	(14,948)	(51,831)	(31,205)

Finance income		6,862	3,505	14,520	7,590
Mark-to-market gain (loss) on convertible debentures	9	96,465	(55,661)	(32,433)	15,257
Interest expense on convertible debentures	9	(8,082)	(11,661)	(19,191)	(23,285)
Interest on lease liabilities and accretion expense		(120)	(63)	(243)	(79)
Share of net income (loss) from associate	7	(1,937)	(572)	(2,417)	1,089
Gain (loss) on dilution of ownership interest in associate	7	6,073	(4)	6,033	(7,960)
Impairment loss on investment in associate	7	-	-	-	(81,009)
Mark-to-market gain (loss) on derivative instruments	13	1,233	(2,993)	2,351	(3,024)
Foreign exchange gain (loss)		(45)	(1,988)	32	(2,043)
Income (loss) before taxes		73,170	(84,385)	(83,179)	(124,669)
Deferred income tax recovery (expense)		1,375	(2,308)	1,693	(12,959)
Net income (loss)		74,545	(86,693)	(81,486)	(137,628)

Items that may not be reclassified subsequently to profit or loss:
Change in fair value of convertible debenture attributable to the change in credit risk	9	5,090	(8,547)	6,276	(47,994)
Deferred income tax recovery (expense)		(1,375)	2,308	(1,693)	12,959
Share of other comprehensive loss from associate	7	(575)	(1,805)	(1,754)	(3,363)
Net comprehensive income (loss)		$77,685	$(94,737)	$(78,657)	$(176,026)

Earnings (loss) per share	14
Basic earnings (loss) per share		$0.11	$(0.14)	$(0.12)	$(0.23)
Diluted loss per share		$(0.02)	$(0.14)	$(0.12)	$(0.23)
Weighted average common shares outstanding	14
Basic		665,698,655	570,022,148	663,232,253	569,559,568
Diluted		705,270,006	570,022,148	663,232,253	569,559,568

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

NexGen Energy Ltd. Condensed Interim Consolidated Statements of Cash Flows (expressed in thousands of Canadian dollars) - Unaudited

	Note	Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
Net income (loss) for the period:		$74,545	$(86,693)	$(81,486)	$(137,628)
Adjust for:
Depreciation	6	417	530	845	1,079
Share-based payments	10(b)	8,323	3,815	16,388	7,479
Mark-to-market (gain) loss on convertible debentures	9	(96,465)	55,661	32,433	(15,257)
Interest expense on convertible debentures	9	8,082	11,661	19,191	23,285
Interest on lease liabilities and accretion expense		120	63	243	79
Share of net (income) loss from associate	7	1,937	572	2,417	(1,089)
(Gain) loss on dilution of ownership interest in associate	7	(6,073)	4	(6,033)	7,960
Impairment loss on investment in associate	7	-	-	-	81,009
Mark-to-market (gain) loss on derivative instruments	13	(1,233)	2,993	(2,351)	3,024
Deferred income tax (recovery) expense		(1,375)	2,308	(1,693)	12,959
Unrealized foreign exchange (gain) loss		(188)	1,690	(346)	1,724
Finance income		(1,165)	-	(2,996)	-
Operating cash flows before working capital		(13,075)	(7,396)	(23,388)	(15,376)
Changes in working capital items:
Amounts receivable		(990)	(33)	(871)	748
Prepaid expenses and other		1,264	1,144	3,298	2,631
Accounts payable and accrued liabilities		2,793	(4,642)	448	(73)
Cash used in operating activities		$(10,008)	$(10,927)	$(20,513)	$(12,070)

Expenditures on exploration and evaluation assets	5	(36,811)	(25,590)	(88,562)	(53,657)
Expenditures on mineral property, plant and equipment	6	(30,660)	-	(54,548)	-
Advances for mineral property, plant and equipment		(6,584)	(316)	(12,000)	(316)
Interest capitalized to mineral properties, plant and equipment	6	(867)	-	(867)	-
Acquisition of short-term investments		-	-	(40,000)	-
Proceeds from redemption of short-term investments		150,000	-	150,000	-
Investment in IsoEnergy	7	-	(12,000)	(25,000)	(18,250)
Cash provided by (used in) investing activities		$75,078	$(37,906)	$(70,977)	$(72,223)

Proceeds from exercise of stock options	10(a)	49,856	4,268	59,318	4,825
Restricted cash	13	-	(1,018)	-	(7,852)
Payment of lease liabilities		(247)	(262)	(494)	(522)
Interest paid on convertible debentures	9	(14,194)	(14,780)	(14,194)	(14,780)
Cash provided by (used in) financing activities		$35,415	$(11,792)	$44,630	$(18,329)

Effect of exchange rates on cash and cash equivalents		251	(2,459)	455	(2,409)
Increase (decrease) in cash		$100,736	$(63,084)	$(46,405)	$(105,031)

Cash, beginning of period		655,437	434,640	802,578	476,587
Increase (decrease) in cash		100,736	(63,084)	(46,405)	(105,031)
Cash, end of period		$756,173	$371,556	$756,173	$371,556

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

NexGen Energy Ltd. Condensed Interim Consolidated Statements of Changes in Equity (expressed in thousands of Canadian dollars, except share information) - Unaudited

		Share Capital
		Common Shares
	Note	Number	Amount	Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance at December 31, 2024		569,088,514	$1,405,968	$142,619	$12,017	$(381,563)	$1,179,041
Share-based payments	10(b)	-	-	10,169	-	-	10,169
Shares issued on exercise of stock options	10(b)	1,030,000	7,389	(2,564)	-	-	4,825
Shares issued for convertible debenture interest payments	9	906,785	7,880	-	-	-	7,880
Net loss		-	-	-	-	(137,628)	(137,628)
Other comprehensive income		-	-	-	(38,398)	-	(38,398)
Balance at June 30, 2025		571,025,299	$1,421,237	$150,224	$(26,381)	$(519,191)	$1,025,889

Balance at December 31, 2025		659,960,072	$2,377,951	$172,754	$(27,358)	$(691,239)	$1,832,108
Share-based payments	10(b)	-	-	19,656	-	-	19,656
Shares issued on exercise of stock options	10(b)	9,674,349	89,895	(30,577)	-	-	59,318
Shares issued for convertible debenture interest payments	9	471,680	6,094	-	-	-	6,094
Shares issued related to Rook I Project development	10	400,000	5,768	-	-	-	5,768
Net loss		-	-	-	-	(81,466)	(81,486)
Other comprehensive income		-	-	-	2,829	-	2,829
Balance at June 30, 2026		670,506,101	$2,479,708	$161,833	$(24,529)	$(772,725)	$1,844,287

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 (expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

1. REPORTING ENTITY

NexGen Energy Ltd. ("NexGen" or the "Company") is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company's registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

The Company is listed on the Toronto Stock Exchange (the "TSX") under the symbol "NXE" and is a reporting issuer in each of the provinces and territories of Canada. On July 2, 2021, the Company commenced trading on the Australian Stock Exchange (the "ASX") under the symbol "NXG". On March 4, 2022, the Company up-listed from the NYSE American exchange (the "NYSE American") and began trading on the New York Stock Exchange ("NYSE") under the symbol "NXE".

The Company holds an investment in IsoEnergy Ltd. ("IsoEnergy") which is engaged in the acquisition, exploration and development of uranium properties in Canada, the United States of America and Australia. The Company owns approximately 27.8% of IsoEnergy's outstanding common shares as of June 30, 2026 (December 31, 2025 - 30.0%) and accounts for its investment using the equity method of accounting. IsoEnergy's shares are traded on the TSX and the NYSE American.

2. NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has had recurring operating losses. As at June 30, 2026, the Company had an accumulated deficit of $772,725, working capital surplus of $311,867 including the convertible debentures, and $756,173 of cash. On October 15, 2025, the Company completed an equity financing with gross proceeds of approximately $948.6 million (Note 10), and although the Company will be required to obtain additional funding to continue with the exploration and development of its mineral properties, including the Rook I Project ("Project") for which a licence to prepare the site and commence construction was issued on March 5, 2026, the Company has sufficient working capital excluding the convertible debentures (for which there is no obligation to cash settle in the next fifteen months) to meet its current obligations for at least the next fifteen months.

The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies at a comparable stage. These risks include, but are not limited to, development and operational risks inherent in development stage mining projects; uncertainties in the exploration for mineral resources; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively, NexGen's ability to dispose of its exploration and evaluation assets on an advantageous basis; global economic and uranium price volatility; and the challenges of securing adequate capital, all of which are uncertain.

3. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

a) Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). Certain disclosures required by IFRS Accounting Standards have been condensed or omitted in the following note disclosures as they are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2025 and 2024 ("Annual Financial Statements"), which have been prepared in accordance with IFRS Accounting Standards. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the Annual Financial Statements except for assets under construction and borrowing costs (Note 3b)).

On August 4, 2026, the Board of Directors authorized these financial statements for issuance.

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 (expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

b) Adoption of material accounting policies

Assets under Construction

Assets under construction include the costs of the construction of mining and processing facilities, along with borrowing costs capitalized during construction, on a mineral property for which technical feasibility and commercial viability have been demonstrated, after the relevant exploration and evaluation asset has been tested for impairment. Upon completion of the impairment test, management concluded that no impairment charge was required for the Project (Note 4).

Assets under construction are not considered to be available for use and are, therefore, not subject to depreciation. When an asset becomes available for use, its cost is transferred from assets under construction to mineral properties or property, plant and equipment, as appropriate.

Borrowing Costs

Borrowing costs attributable to the construction of qualifying assets, which take a substantial period of time to make ready for their intended use, are added to the cost of the assets until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

Adoption of new accounting standards

In May 2024, the International Accounting standards Board (the "IASB") issued Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance - linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026. For financial liabilities settled in cash using an electronic payment system, the Company has elected to deem these financial liabilities to be discharged before the settlement date. The amendments have not had a significant impact on the Company's financial statements.

4. CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS IN ACCOUNTING POLICIES

Determination of commercial viability and technical feasibility of the Project

The application of the Company's accounting policy for exploration and evaluation assets required judgment to determine when commercial viability and technical feasibility of the Project was established. The Company considered the positive economics demonstrated in the feasibility study, its current capital, and the receipt of the licence to prepare the site and commence construction in March 2026, and concluded that commercial viability and technical feasibility of the Project had been demonstrated as of March 2026. At this time, the capitalized exploration and evaluation costs for the Project were assessed for impairment and reclassified to Assets under Construction within mineral property, plant and equipment.

When non-current assets are transitioned from exploration and evaluation assets to mineral property, plant and equipment, management completes an impairment test as required by IFRS Accounting Standards. For the purposes of assessing impairment, the Project was considered a single cash-generating unit. The impairment test compares the carrying amount of the assets and liabilities in the cash generating unit to their recoverable amount. Management estimated the recoverable amount based on the fair value less costs of disposal using a discounted cash flow model. Calculating the fair value less cost of disposal requires management to make estimates and assumptions with respect to quantities of ore reserves and resources, metallurgical recovery, future uranium prices, future production and sales volumes, the expected future operating, capital and reclamation costs and discount rate. Upon completion of the impairment test, management concluded that no impairment charge was required for the Project.

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 (expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

Impairment of mineral property, plant and equipment

At the end of each reporting period, the Company assesses whether there are indicators of impairment that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future prices, operating and capital cost forecasts, quantities of mineral reserves and resources are used by management in determining whether there are any indicators.

Assessment of impairment reversal indicators of Investment in Associate

Judgment is required in assessing whether certain factors would be considered an indicator of impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment reversal present and, accordingly, whether testing over the recoverable amount is required. The assessment is based on the review of observable data indicating whether one or more events have occurred since the impairment was taken that have impacted the estimated future cash flows from the net investment and can be reliably estimated. The observable data includes, but is not limited to recent share price history indicating a significant or prolonged recovery in the share price of the associate.

5. EXPLORATION AND EVALUATION ASSETS

	SW2 (Previously Rook I)	Other Athabasca Basin Properties	Total
Deferred exploration and acquisition costs
Balance at December 31, 2025	$786,099	$26,171	$812,270
Additions:
Camp and infrastructure	3,700	-	3,700
General exploration and drilling	15,275	987	16,262
Environmental, permitting, and engagement	5,112	-	5,112
Technical, engineering and design	21,765	-	21,765
Acquisition and other costs	616	-	616
Labour and wages	9,327	-	9,327
Share-based payments (Note 10(b))	1,341	-	1,341
Total Additions	57,136	987	58,123
Transfer to Mineral Property, Plant and Equipment	(721,609)	-	(721,609)
Balance at June 30, 2026	$121,626	$27,158	$148,784

	Rook I	Other Athabasca Basin Properties	Total
Deferred exploration and acquisition costs
Balance at December 31, 2024	$559,428	$25,461	$584,889
Additions:
Camp and infrastructure	25,015	-	25,015
General exploration and drilling	31,059	-	31,059
Environmental, permitting, and engagement	17,486	-	17,486
Technical, engineering and design	87,346	-	87,346
Acquisition and other costs	16,578	710	17,288
Labour and wages	33,933	-	33,933
Share-based payments (Note 10(b))	9,889	-	9,889
Asset retirement obligation assets	5,365	-	5,365
Total Additions	226,671	710	227,381
Balance at December 31, 2025	$786,099	$26,171	$812,270

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 (expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

In March 2026, the Company received the licence to prepare the site and commence construction at which point the Project was determined to be commercially viable and technically feasible. At that time, the capitalized exploration and evaluation costs for the Project were assessed for impairment and transferred to Asset under Construction within mineral property, plant and equipment. No impairment charge was required for the Project. SW2 represents the remaining exploration and evaluation assets under the Rook I property.

6. MINERAL PROPERTY, PLANT AND EQUIPMENT

	Asset under Construction	Machinery and Equipment	Computer Equipment and Software	Other	Total
Cost
As at December 31, 2024	$-	$10,316	$2,231	$6,144	$18,691
Additions	-	437	67	3,907	4,411
As at December 31, 2025	$-	$10,753	$2,298	$10,051	$23,102
Additions	118,528	-	66	-	118,594
Capitalized interest	1,691	-	-	-	1,691
Transfer from Exploration and Evaluation Assets	721,609	-	-	-	721,609
Balance at June 30, 2026	$841,828	$10,753	$2,364	$10,051	$864,996

Accumulated Depreciation
As at December 31, 2024	$-	$6,226	$1,977	$5,134	$13,337
Depreciation	-	1,033	157	1,010	2,200
As at December 31, 2025	$-	$7,259	$2,134	$6,144	$15,537
Depreciation	-	387	62	396	845
Balance at June 30, 2026	$-	$7,646	$2,196	$6,540	$16,382

Net book value at December 31, 2025	$-	$3,494	$164	$3,907	$7,565
Net book value at June 30, 2026	$841,828	$3,107	$168	$3,511	$848,614

7. INVESTMENT IN ASSOCIATE

Balance at December 31, 2024	$229,594
Loss on dilution of ownership interest in associate	(11,481)
Share of net loss from associate	(279)
Share of other comprehensive loss from associate	(1,230)
Acquisition of additional investment in associate	18,250
Impairment loss	(81,009)
Balance at December 31, 2025	$153,845
Gain on dilution of ownership interest in associate	6,033
Share of net loss from associate	(2,417)
Share of other comprehensive loss from associate	(1,754)
Acquisition of additional investment in associate	25,000
Balance at June 30, 2026	$180,707
Fair value of investment in associate as at June 30, 2026	$256,576

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 (expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The fair value of the investment in associate as at June 30, 2026 is measured using the closing market price of IsoEnergy on June 30, 2026.

Summarized financial information for IsoEnergy is as follows:

	June 30, 2026	December 31, 2025
Cash	$122,866	$62,906
Other current assets	3,478	2,659
Marketable securities	42,950	53,452
Non-current assets	393,237	297,941
Total assets	$562,531	$416,958

Current liabilities	16,591	12,399
Non-current liabilities	3,695	3,133
Total liabilities	$20,286	$15,532

	Six months ended June 30, 2026	Six months ended June 30, 2025
Net income (loss)	$(8,193)	$3,218
Other comprehensive loss	(6,108)	(10,937)
Total comprehensive loss	$(14,301)	$(7,719)

8. STRATEGIC INVENTORY

On May 28, 2024, the Company closed an agreement to purchase 2,702,411 pounds of natural uranium concentrate ("U3O8") for an aggregate purchase price of $341,150 (US$250 million), which was satisfied through the issuance of US$250 million aggregate principal amount of five year, 9.0% per annum (6% payable in cash, 3% payable in common shares of the Company) unsecured convertible debentures (the "2024 Debentures") (Note 9). The strategic inventory is valued at the lower of cost and net realizable value of $341,150 as at June 30, 2026.

9. CONVERTIBLE DEBENTURES

	2024 Debentures	2023 Debentures	Total
Fair value at December 31, 2024	$297,713	$158,070	$455,783
Change in fair value included in net loss	45,510	32,668	78,178
Change in fair value included in other comprehensive loss	38,838	13,415	52,253
Fair value at December 31, 2025	$382,061	$204,153	$586,214
Change in fair value included in net loss	12,533	19,900	32,433
Change in fair value included in other comprehensive loss	(5,781)	(495)	(6,276)
Fair Value at June 30, 2026	$388,813	$223,558	$612,371

As at June 30, 2026, $2,682 of accrued interest relating to the 2023 Debentures and 2024 Debentures is included in accounts payable and accrued liabilities (December 31, 2025 - $2,594).

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 (expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

2023 Debentures

On September 22, 2023, the Company entered into a US$110 million private placement of unsecured convertible debentures (the "2023 Debentures") with a maturity date of September 22, 2028. The Company received gross proceeds of $148,145 (US$110 million) and paid a 3% establishment fee of $4,443 (US$3,300) through the issuance of 634,615 common shares to the debenture holders. The fair value of the 2023 Debentures on issuance date was determined to be $143,702 (US$106,700).

The 2023 Debentures bear interest at a rate of 9% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 6% per annum) is payable in cash and one third of the interest (equal to 3% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price ("VWAP") of the common shares on the NYSE for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The 2023 Debentures are convertible at any time into common shares of the Company at the option of the debenture holders, at a conversion price of US$6.76 into a maximum of 16,272,189 common shares of the Company. The Company will be entitled, on or after the third anniversary of the issuance of the 2023 Debentures, at any time the 20-day volume-weighted average trading price of the Company's Shares on the TSX exceeds 130% of the conversion price, to redeem, prior to maturity, the 2023 Debentures at par plus accrued and unpaid interest. As at August 4, 2026, US$110 million of the principal of the 2023 Debentures remain outstanding.

The 2023 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025
Volatility	45.00%	43.00%
Expected life	2.2 years	2.7 years
Risk free interest rate	3.99%	3.32%
Expected dividend yield	0%	0%
Credit spread	17.66%	15.66%
Underlying share price of the Company	US$9.39	US$9.20
Conversion exercise price	US$6.76	US$6.76
Exchange rate (C$:US$)	$0.7048	$0.7287

2024 Debentures

On May 28, 2024, the Company closed an agreement to purchase 2,702,411 pounds of U3O8 (Note 8) for an aggregate purchase price of US$250 million, which was satisfied through the issuance of US$250 million of unsecured convertible debentures (the "2024 Debentures") with a maturity date of May 29, 2029. The Company paid a 3% establishment fee of $10,235 (US$7,500) to the debenture holders through the issuance of 909,090 common shares. The fair value of the 2024 Debentures on issuance date was determined to be $330,916 (US$242,500).

The 2024 Debentures bear interest at a rate of 9% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 6% per annum) is payable in cash and one third of the interest (equal to 3% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the VWAP of the common shares on the NYSE for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The 2024 Debentures are convertible at any time into common shares of the Company at the option of the debenture holders, at a conversion price of US$10.73 into a maximum of 23,299,161 common shares of the Company. The Company will be entitled, on or after the third anniversary of the issuance of the 2024 Debentures, at any time the 20-day volume-weighted average trading price of the Company's Shares on the NYSE exceeds 130% of the conversion price, to redeem, prior to maturity, the 2024 Debentures at par plus accrued and unpaid interest. As at August 4, 2026, US$250 million of the principal of the 2024 Debentures remain outstanding.

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 (expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The 2024 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025
Volatility	45.00%	43.00%
Expected life	2.9 years	3.4 years
Risk free interest rate	3.95%	3.35%
Expected dividend yield	0%	0%
Credit spread	17.55%	15.64%
Underlying share price of the Company	US$9.39	US$9.20
Conversion exercise price	US$10.73	US$10.73
Exchange rate (C$:US$)	$0.7048	$0.7287

10. SHARE CAPITAL

(a) Authorized capital

Share issuances for the six months ended June 30, 2026:

During the six months ended June 30, 2026, the Company issued 9,674,349 shares on the exercise of stock options for gross proceeds of $59,318 (Note 10(b)), at a weighted average share price during the period of $16.21. As a result of the exercises, $30,577 was reclassified from reserves to share capital.

On June 10, 2026, the Company issued 471,680 shares relating to the interest payment on the 2023 Debentures and 2024 Debentures at a fair value of $6,094 (Note 9).

On March 30, 2026 and June 29, 2026, the Company issued an aggregate of 400,000 common shares to arm's length parties to advance the development of the Rook I Project at a fair value of $5,768.

Share issuances for the year ended December 31, 2025:

During the year ended December 31, 2025, the Company issued 10,415,004 shares on the exercise of stock options for gross proceeds of $34,703 (Note 10(b)), out of which 100,000 shares were issued during the three months ended March 31, 2025 for gross proceeds of $557. As a result of the exercises, $306 and $17,976 was reclassified from reserves to share capital, for the three months ended March 31, 2025 and year ended December 31, 2025, respectively.

On October 15, 2025, the Company closed a global offering comprising of 33,112,583 common shares sold on a bought deal basis at a price of $12.08 per share and a concurrent offering of 45,801,527 common shares which was settled as CHESS Depository Interests ("CDIs") on the ASX at a price of A$13.10 per share, for gross proceeds of approximately $948.6 million and incurred transaction costs of $41.9 million and other fees of approximately $3.9 million.

On June 10, 2025, the Company issued 906,785 shares relating to the interest payment on the 2023 Debentures and 2024 Debentures at a fair value of $7,880 (Note 9).

On December 10, 2025, the Company issued 635,659 shares relating to the interest payment on the 2023 Debentures and 2024 Debentures at a fair value of $8,181 (Note 9).

(b) Share options

Pursuant to the Company's shareholder approved stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 (expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

A summary of the changes in the share options is presented below:

	Options outstanding	Weighted average exercise price (C$)
As at December 31, 2024	48,616,795	$6.09
Granted	11,964,167	11.74
Exercised	(10,415,004)	3.33
Expired	(201,668)	8.03
Forfeited	(436,665)	8.13
As at December 31, 2025	49,527,625	$8.01
Exercised	(9,674,349)	6.13
Expired	(14,000)	11.72
Forfeited	(221,114)	12.27
At June 30, 2026 - Outstanding	39,618,162	$8.44
At June 30, 2026 - Exercisable	30,014,169	$7.54

Share-based payments for options vested for the three and six months ended June 30, 2026 amounted to $9,966 and $19,656, respectively (three and six months ended June 30, 2025 - $5,066 and $10,169, respectively) of which $8,323 and $16,388, respectively (three and six months ended June 30, 2025 - $3,815 and $7,479, respectively) was expensed to the statement of net income (loss) and comprehensive income (loss) and $1,643 and $3,268, respectively (three and six months ended June 30, 2025 - $1,251 and $2,690, respectively) was capitalized to exploration and evaluation assets and mineral property, plant and equipment (Note 11).

11. SUPPLEMENTAL CASH FLOW INFORMATION

The Company did not have any cash equivalents as at June 30, 2026 and December 31, 2025.

Schedule of non-cash investing and financing activities:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Capitalized share-based payments	$1,643	$1,251	$3,268	$2,690
Mineral property, plant and equipment and exploration and evaluation asset expenditures included in accounts payable and accrued liabilities	27,329	980	19,210	(762)
Interest included in accounts payable and accrued liabilities	(11,220)	(11,755)	88	(132)
Shares issued for Rook I Project development	2,756	-	5,768	-
Shares issued for capitalized interest	434	-	434	-

12. RELATED PARTY TRANSACTIONS

The remuneration of key management which includes directors and management personnel responsible for planning, directing, and controlling the activities of the Company during the period was as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Short-term compensation(1)	$4,446	$770	$8,850	$1,550
Share-based payments(2)	7,590	3,369	15,118	6,686
Consulting fees(3)	32	32	65	65
	$12,068	$4,171	$24,033	$8,301

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 (expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

(1) Short-term compensation to key management personnel for the three and six months ended June 30, 2026 amounted to $4,446 and $8,850 (2025 - $770 and $1,550) of which $4,341 and $8,640 (2025 - $670 and $1,349) was expensed and included in salaries, benefits, and directors' fees on the statement of net income (loss) and comprehensive income (loss) and $105 and $210 (2025 - $100 and $201) was capitalized to mineral property, plant and equipment.

(2) Share-based payments to key management personnel for the three and six months ended June 30, 2026 amounted to $7,590 and $15,118 (2025 - $3,369 and $6,686) of which $7,518 and $14,975 (2025 - $3,204 and $6,358) was expensed and $72 and $143 (2025 - $165 and $328) was capitalized to mineral property, plant and equipment.

(3) The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the three and six months ended June 30, 2026 amounting to $32 and $65 (2025 - $32 and $65).

The Company received rental income for shared office space from an associate for the three and six months ended June 30, 2026 of $nil and $nil (2025 - $nil and $6).

On February 28, 2025, the Company participated in IsoEnergy's non-brokered private placement with the purchase of 2.5 million common shares at a price of $2.50 per share for total consideration of $6,250. On June 24, 2025, the Company participated in IsoEnergy's bought deal financing by purchasing 1.2 million common shares at a price of $10.00 per share for total consideration of $12,000 (Note 7). On March 20, 2025, IsoEnergy completed a 1-for-4 common share consolidation.

On January 27, 2026, the Company participated in IsoEnergy's non-brokered private placement with the purchase of 1,666,667 common shares at a price of $15.00 per share for total consideration of $25,000 (Note 7).

As at June 30, 2026, there was $22 (December 31, 2025 - $43) included in accounts payable and accrued liabilities owing to a director of the Company for consulting services.

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash, short-term investments, amounts receivable, lease receivable, accounts payable and accrued liabilities, derivatives and convertible debentures.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

The three levels of the fair value hierarchy are:

• Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

• Level 3 - inputs that are not based on observable market data.

The Company's cash, short-term investments, amounts receivable, accounts payable and accrued liabilities, and lease receivable are classified as Level 1 as the fair values of the Company's cash, short-term investments, amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature and the lease receivable's fair value is equal to its carrying value.

The convertible debentures are re-measured at fair value at each reporting date with any change in fair value recognized in the consolidated statement of net income (loss) with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (loss) (Note 9). The convertible debentures are classified as Level 2.

The derivatives consist of foreign currency contracts and are measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date. As of June 30, 2026, restricted cash of $5,250 in respect of open foreign exchange contracts is included in other non-current assets (refer to "Foreign Currency Risk" below). The foreign currency derivatives are classified as Level 2.

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 (expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

Financial Risk

The Company is exposed to varying degrees of a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash, short-term investments, amounts receivable, lease receivable, restricted cash, and deposits. The Company holds cash, short-term investments and restricted cash with large Canadian financial institutions. The Company's amounts receivable consists of input tax credits receivable from the Government of Canada. The lease receivable is secured by the leased equipment. Accordingly, the Company does not believe it is subject to significant credit risk.

The Company's maximum exposure to credit risk is as follows:

	June 30, 2026	December 31, 2025
Cash	$756,173	$802,578
Short-term investments	214,080	321,084
Accounts receivable	3,102	2,232
Lease receivable	2,733	2,989
Restricted cash	5,250	8,000
Deposits	2,653	-
	$983,991	$1,136,883

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2026, NexGen had cash of $756,173 to settle current liabilities of $675,449 including the convertible debentures.

The Company's significant undiscounted commitments at June 30, 2026 are as follows (the convertible debentures are classified as a current liability, however there is no obligation to cash settle these in the next twelve months):

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Accounts payable and accrued liabilities	$59,699	$-	$-	$-	$59,699
Interest payable	2,682	-	-	-	2,682
Convertible debentures (Note 9)	612,371	-	-	-	612,371
Lease liabilities	1,444	3,079	1,327	885	6,735
	$676,196	$3,079	$1,327	$885	$681,487

In connection with future decommissioning and reclamation costs, the Company has provided financial assurances of $15,472 in the form of surety bonds to satisfy current regulatory requirements.

Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar denominated cash, US dollar accounts payable and the convertible debentures. The Company maintains Canadian and US dollar bank accounts in Canada.

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 (expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The Company is exposed to foreign exchange risk on its US dollar denominated convertible debentures. At maturity, the aggregate US$360 million principal amount of the convertible debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events.  On January 22, 2025, the Company entered a USD/CAD forward contract to hedge the balance of the foreign currency risk associated with the US dollar interest payments on the convertible debentures due to maturity. The forward contract has a notional amount of approximately $82.5 million (US$60 million), at an average rate of 1.3851, all of which will be settled in the next 1 to 3 years. The fair value of the forward contract is an asset of $219 as at June 30, 2026.

As at June 30, 2026, the Company's US dollar net financial liabilities were US$430,028. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $61,017 change in net income (loss) and comprehensive income (loss).

While the Company's strategic inventory is not a financial instrument, the prices of uranium are quoted in US dollars and routinely traded in US dollars, and fluctuations in the Canadian dollar relative to the US dollar can significantly impact the valuation of the Company's physical uranium in Canadian dollars.

Equity and Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in share price may affect the valuation of the convertible debentures which may adversely impact the Company's earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company's cash balances as of June 30, 2026. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The convertible debentures in an aggregate principal amount of US$360 million, carry fixed interest rates of 9.0% per annum and are not subject to interest rate fluctuations.

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 (expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

14. EARNINGS (LOSS) PER SHARE

Basic net earnings (loss) per share provides a measure of the interests of each ordinary common share in the Company's performance over the period. Diluted net earnings (loss) per share adjusts basic net income (loss) per share for the effect of all dilutive potential common shares.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Net income (loss)	$74,545	$(86,693)	$(81,486)	$(137,628)
Mark-to-market gain (loss) on convertible debentures	(96,465)	-	-	-
Interest expense on convertible debentures	8,082	-	-	-
Diluted net income (loss)	$(13,838)	$(86,693)	$(81,486)	$(137,628)

Basic weighted average number of shares outstanding	665,698,655	570,022,148	663,232,253	569,559,568
Effect of dilutive securities:
Effect of conversion of 2023 and 2024 Debentures	39,571,351	-	-	-
Diluted weighted average number of shares outstanding	705,270,006	570,022,148	663,232,253	569,559,568

15. SUBSEQUENT EVENTS

Subsequent to June 30, 2026, the Company granted 7,825,000 stock options with an exercise price of $13.32 and expire five years from the grant date.